

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Daniel R. Coker
Chief Executive Officer
Amerigon Incorporated
21680 Haggerty Road, Ste.101
Northville, MI 48167

      Re: Amerigon Incorporated
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 19, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed April 19, 2010
              File No. 000-21810

Dear Mr. Coker:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Max A. Webb
              Assistant Director